Exhibit (a)(5)(iii)

For more information: Rebecca Lentz, (651) 375-5949

Land O’Lakes, Inc. Completes Acquisition of Ceres, Inc.

ARDEN HILLS, Minn.— Aug. 1, 2016 — Land O’Lakes, Inc. today completed its previously announced acquisition of Ceres, Inc. (NASDAQ: CERE) (“Ceres”).

Ceres will become part of Land O’Lakes’ forage business unit currently comprised of Forage Genetics International (FGI). The transaction brings new advanced plant breeding and biotechnology to FGI’s research and development pipeline, creates the potential to bring new forage traits to market faster and places the business in position to expand the portfolio to become a holistic forage provider to its customers.

FGI has significant expertise in field testing, product development and regulatory approval of traits. Ceres has excelled in the discovery and laboratory testing of new forage traits. Combining Ceres and FGI is a joining of complementary strengths and capabilities designed to accelerate the path to creating new forage solutions for farmers globally.

Roman Merger Sub, Inc., a wholly owned subsidiary of Land O’Lakes, commenced a tender offer for all the outstanding shares of Ceres common stock at a price of $0.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, on July 1, 2016. The tender offer expired at 12:00 midnight, Eastern Time, at the end of Friday, July 29, 2016, and was not extended. The depositary for the tender offer advised Land O’Lakes and Roman Merger Sub, Inc. that, as of the expiration of the tender offer, a total of 20,064,361 shares of common stock were validly tendered and not withdrawn in the tender offer, representing a total of approximately 72.1% of Ceres’ outstanding shares of common stock (excluding shares tendered pursuant to guaranteed delivery procedures but not yet delivered). In addition, notices of guaranteed delivery have been delivered with respect to 56,034 shares. Roman Merger Sub, Inc. irrevocably accepted for payment all shares of Ceres common stock validly tendered in the tender offer and will pay for all such tendered shares promptly in accordance with the terms of the offer. Following the completion of the tender offer, Roman Merger Sub, Inc. completed its acquisition of Ceres through a merger completed pursuant to Section 251(h) of the Delaware General Corporation Law with Ceres surviving the merger as a wholly owned subsidiary of Land O’Lakes. In the merger, all shares of Ceres common stock (other than shares of common stock irrevocably accepted for purchase in the offer, held by Ceres, or held by any Ceres stockholder who properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law) have been cancelled and converted into the right to receive $0.40 per share, net to the seller in cash, without interest thereon and less any required withholding taxes (the same consideration per common share offered in the tender offer), and each outstanding share of Ceres Series A convertible preferred stock (other than shares of preferred stock held by Ceres or held by any Ceres stockholder who properly exercised appraisal rights under Section 262 of the Delaware General Corporation Law) have been cancelled and converted into the right to receive $1,000.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes.

As a result of the completed acquisition, Ceres shares ceased trading prior to the open of market on August 1, 2016 and will no longer be listed on the Nasdaq Capital Market.

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About Land O’Lakes, Inc.

Land O’Lakes, Inc., one of America’s premier agribusiness and food companies, is a member-owned cooperative with industry-leading operations that span the spectrum from farm production to consumer foods. With 2014 annual sales of more than $15 billion, Land O’Lakes is one of the nation’s largest cooperatives, ranking 203 on the Fortune 500. Building on a legacy of more than 94 years of operation, Land O’Lakes today operates some of the most respected brands in agribusiness and food production including LAND O LAKES® Dairy Foods, Purina Animal Nutrition and WinField. The company does business in all 50 states and more than 60 countries. Land O’Lakes, Inc. corporate headquarters are located in Arden Hills, Minn.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties discussed in Ceres’s filings with the SEC, including the “Risk Factors” sections of Ceres’s Annual Report on Form 10-K for the year ended February 29, 2016 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Land O’ Lakes or Purchaser and the Solicitation/Recommendation Statement to be filed by Ceres. Neither Ceres nor Land O’Lakes undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.